BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

OPERATING ACTIVITIES

Net Income	$	16,989
Noncash Items Included in Net Income		
Depreciation		36,854
Changes In		
Receivable from/Payable to Broker-Dealers and Clearing Organizations		(120,221)
Securities Owned		62,566
Advances Receivable - Employees		(4,398)
Prepaids and Other Assets		63,407
Accounts Payable, Accrued Expenses, and Other Liabilities		(59,146)
Payable to Broker-Dealers and Clearing Organizations		18,679
Securities sold, Not Yet Purchased		37,751
Net Cash and Cash Equivalents From Operating Activities		52,481
INVESTING ACTIVITIES		
Purchase of Equipment		(47,711)
Net Repayment of Loans to Officers		(1,157)
Net Cash and Cash Equivalents From Investing Activities		(48,868)
Net Decrease in Cash and Cash Equivalents		3,613
Cash and Cash Equivalents - Beginning		185,886
Cash and Cash Equivalents - Ending	$	189,499
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$	3,229

The accompanying notes are an integral part of these financial statements.